October 18, 2004


Via Facsimile (212) 450-3800 and U.S. Mail

Dennis S. Hersch, Esq.
David L. Caplan, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY  10017

Re:	Limited Brands, Inc.
      Schedule TO-C filed October 7, 2004
      Schedule TO-I filed October 7, 2004
      Schedule TO-I/A filed October 12, 2004
      File No. 5-33912

Dear Messrs. Hersch & Caplan:

      We have the following comments on the above-referenced filings.

Schedule TO-C

1. We note the company`s references to the safe harbor "under the Private Securities Litigation Reform Act of 1995" in the various materials filed under cover of Schedule TO-C, including the press release dated October 6, 2004, and the transcript of the September sales call. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.
See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Schedule TO-I
Offer to Purchase

2. Wherever you recommend that security holders check the box captioned "Shares Tendered at Price Determined Pursuant to the
Tender Offer" to maximize the chance that their shares will be purchased, revise to include disclosure which explains that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase at the minimum price within the range you have set.

3. We reference your discussion of the $500 million special dividend you intend to declare following the completion of the tender offer. Disclose the estimated per share amount or range of amounts of the special dividend assuming maximum participation in the tender offer, to the extent practicable, so that security holders may be better able to evaluate their alternatives.


Forward-Looking Statements, page 7

4. You indicate that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to security holders. See Rule 13e-4(e)(3). Please revise or delete.

Purpose of the Tender Offer; Certain Effects of the Tender Offer, page 13

5. We note that the offer is subject to the condition that the company will remain listed on the NYSE and not be eligible for deregistration under the Exchange Act. However, we also note under "Certain Effects of the Tender Offer" that the company may engage in possible future purchases of additional shares of common stock. Please be advised that this tender offer and any of the additional transactions may constitute the first steps in a future going private transaction. See Rule 13e-3(a)(3).

Conditions of the Tender Offer, page 22

6. The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

7. We note that the financing condition remains unsatisfied.
Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No.
34-24296 (April 3, 1987) for guidance.

Certain Information Concerning Us, page 25

8. Despite your attempt to incorporate by reference any additional documents filed with the Commission from the date of this offer until it expires, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to security holders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Extension of the Tender Offer; Termination; Amendment, page 39

9. Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire or another comparable service. Please be aware that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through PR Newswire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

10. Refer to your discussion relating to material changes and your obligation to extend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions